NR11-05	March 29, 2011

International Tower Hill Mines Intersects Additional Zones of
Higher Grade Mineralization at Livengood Project, Alaska

Vancouver, B.C…… International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) announces that multiple, thick zones of higher grade mineralization were encountered in the first 14 holes drilled in its 2011 drill program at the Livengood Gold Project near Fairbanks, Alaska. The drill program, which commenced in February 2011, is aimed at confirming the continuity and grade of the mineralization at its Money Knob deposit and testing a new, deeper, higher grade zone of mineralization in the southern Core and SW zones of the deposit which was encountered in late 2010 (see Figure 1).

Highlights from drilling:

  Hole MK-RC-0477: 94.5 metres @ 1.94 g/t gold from 195.1-289.6 metres (infill, Core Zone)
  Hole MK-RC-0489: 53.3 metres @ 1.97 g/t gold from 295.7-349 metres (step out, SW Zone)
  Hole MK-RC-0480: 45.7 metres @ 2.07 g/t gold from 219.5-265.2 metres (infill, Core Zone, pre-collar)
  Hole MK-RC-0481: 68.6 metres @ 1.36 g/t gold from 144.7-213.4 metres (infill, Core Zone)
  Hole MK-RC-0478: 79.3 metres @ 1.21 g/t gold from 149.4-228.6 metres (infill, Core Zone, pre-collar)
  Hole MK-RC-0474: 117.3 metres @ 1.34 g/t gold from 173.7-291.1 metres (infill, Core Zone)

These initial intersections are from a series of shallow, infill, pre-collar, reverse circulation holes completed prior to deeper core drilling designed to test the deposit’s new high-grade zone at depth. A “pre-collar” hole is one that is started with reverse-circulation drilling and then converted to core drilling when the reverse-circulation drill reaches its limit (in this case, at approximately 300 – 350 metres). Results from the deeper core drilling portion will be announced as they become available over the next few months.

Infill Drilling between Core and Sunshine Zones

Out of the 14 holes drilled, four holes targeted oxide mineralization in the eastern Core Zone and Sunshine areas (RC holes MK-RC-0474, -0482, -0486 and -0490; see Fig. 1 and Table 1). Results from these holes continue to confirm grade and thickness of the deposit while hole MK-RC-0474, which intercepted 117.3 metres of 1.34 g/t gold, is developing a thicker zone of mineralization.

Southern Core and SW Zones

The remainder of the drill holes are from the southern Core zone, with the lower sections displaying the same geochemical signature of gold-arsenic-antimony typical of the deep, higher grade zone in the area as discussed in news reported on November 29, 2010 (NR10-38), and February 3, 2011 (NR11-02), from drilling in 2010 (holes shown in blue in Figure 1). In addition, similar gold-arsenic-antimony mineralization was penetrated in the SW Zone in hole MK-RC-0489, which expands the body of mineralization at least 100 metres southeast from Hole MK-RC-0345 (128.0 metres at 1.32 g/t gold, previously reported).

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Core holes currently being drilled, or where assays remain pending, are testing the areas beneath the 1.94 g/t gold intersection at the end of hole MK-RC-0477, the 2.07 g/t gold intersection at the bottom of hole MK-RC-0480, and 75 metres to the south of hole MK-RC-0458 (which intercepted 112.8 metres grading 2.63 g/t gold as previously reported). Additional deep core holes will be drilled in the southern Core and SW zones during this phase of the 2011 drilling program.

Jeff Pontius, Chief Executive Officer of ITH, stated: “The higher grades and characteristic geochemical signature being returned in the lower sections of these initial holes are very encouraging, as they indicate that a large area of higher grade gold mineralization could exist in our new zone at depth. These grades continue to demonstrate the deposit’s expansion potential and will have a positive impact on our overall resource grade and mining configuration.”

Figure 1: Plan map showing locations of drill holes reported in this news release, with cumulative grade thickness contoured on collars. The location of drill holes from 2010 drilling with distinctive Au-Sb-As mineralization and significant intervals of higher (>1g/t gold) are indicated by blue hole numbers.

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Table 1: Significant new Livengood intercepts*
*Intercepts are calculated using a 0.25g/t gold cutoff and a maximum of 3 metres of internal waste.

	From	To	Length	Gold
Drill Hole	(metres)	(metres)	(metres)	(g/t)	Area
MK-RC-0474	115.82	131.06	15.24	0.49	Core Zone, Infill
	132.59	164.59	32	0.66
	173.74	291.08	117.34	1.34
includes	182.88	193.55	10.67	1.77
includes	243.84	252.98	9.14	2.01
includes	260.6	268.22	7.62	2.31
includes	274.32	280.42	6.1	9.97
	344.42	365.76	21.34	0.40

MK-RC-0475	204.22	224.03	19.81	1.32	Core Zone, infill, pre-collar
includes	207.26	220.98	13.72	1.68
	228.6	246.89	18.29	0.85

MK-RC-0476	150.88	192.02	41.14	2.17	Core Zone, infill, pre-collar
includes	150.88	164.59	13.71	3.04
includes	178.31	185.93	7.62	2.79
	210.31	225.55	15.24	1.41
includes	210.31	214.88	4.57	2.42
	227.08	237.74	10.66	0.74
	243.84	254.51	10.67	0.56

MK-RC-0477	152.4	190.5	38.1	2.18	Core Zone, infill, pre-collar
includes	161.54	184.4	22.86	3.22
	195.07	289.56	94.49	1.94
includes	205.74	230.12	24.38	2.85
includes	236.22	243.84	7.62	2.37
includes	248.41	251.46	3.05	3.95

MK-RC-0478	83.82	100.58	16.76	1.59	Core Zone, infill, pre-collar
includes	85.34	92.96	7.62	2.96
	149.35	228.6	79.25	1.21
includes	149.35	155.45	6.1	2.12
includes	166.12	175.26	9.14	1.53
includes	184.4	187.45	3.05	3.29
includes	190.5	196.6	6.1	3.19
	231.65	283.46	51.81	0.88

Hole	From (m)	To (m)	Length (m)	g/t	Area
MK-RC-0479	44.2	54.86	10.66	2.57	Core Zone, Infill
includes	44.2	47.24	3.04	7.77

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	From	To	Length	Gold
Drill Hole	(metres)	(metres)	(metres)	(g/t)	Area
	144.78	161.54	16.76	1.43
includes	152.4	160.02	7.62	2.34
	166.12	284.99	118.87	0.87
includes	193.55	196.6	3.05	4.14
includes	240.79	245.36	4.57	2.39
	286.51	298.7	12.19	0.54

MK-RC-0480	91.44	112.78	21.34	1.08	Core Zone, infill, pre-collar
	118.87	124.97	6.1	0.37
	137.16	178.31	41.15	0.90
	181.36	214.88	33.52	0.54
	219.46	265.18	45.72	2.07

MK-RC-0481	76.2	86.87	10.67	1.63	Core Zone, Infill
	96.01	105.16	9.15	0.71
	144.78	213.36	68.58	1.36
includes	150.88	160.02	9.14	1.79
includes	192.02	198.12	6.1	2.08
includes	205.74	211.84	6.1	1.70
	217.93	233.17	15.24	2.44
includes	222.5	231.65	9.15	3.74
	234.7	263.65	28.95	1.25
includes	243.84	249.94	6.1	2.42
	269.75	333.76	64.01	1.34
includes	269.75	275.84	6.09	2.36
includes	304.8	307.85	3.05	6.99
includes	312.42	315.47	3.05	4.07
	339.85	368.81	28.96	0.62
	385.57	391.67	6.1	1.05

MK-RC-0482	304.8	321.56	16.76	0.41	Core Zone, Infill
	326.14	353.57	27.43	0.75

MK-RC-0483	no significant intercepts				SW Zone

MK-RC-0484	199.64	213.36	13.72	0.53	SW Zone

MK-RC-0486	3.05	30.48	27.43	0.67	Sunshine Zone
	38.1	67.06	28.96	0.79
	71.63	83.82	12.19	0.56
	103.63	132.59	28.96	1.09
includes	111.25	120.4	9.15	1.40

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	From	To	Length	Gold
Drill Hole	(metres)	(metres)	(metres)	(g/t)	Area
includes	124.97	128.02	3.05	3.55
	152.4	181.36	28.96	0.37
	205.74	211.84	6.1	0.97

MK-RC-0489	99.06	108.2	9.14	0.99	SW Zone
	152.4	164.59	12.19	0.61
	176.78	184.4	7.62	0.41
	188.98	195.07	6.09	1.08
includes	188.98	192.02	3.04	1.83
	224.03	256.03	32	0.96
includes	242.32	245.36	3.04	4.75
	274.32	280.42	6.1	2.20
includes	274.32	278.89	4.57	2.72
	295.66	349	53.34	1.97
includes	297.18	300.23	3.05	1.62
includes	315.47	344.42	28.95	2.92

MK-RC-0490	13.72	28.96	15.24	1.11	Sunshine Zone
	39.62	59.44	19.82	1.43
includes	39.62	42.67	3.05	4.10
includes	51.82	57.91	6.09	1.64
	73.15	100.58	27.43	0.57
	176.78	199.64	22.86	0.34

Livengood Project Highlights

  ITH controls 100% of its approximately 145 square kilometre Livengood land package, which is made up of fee land leased from the Alaska Mental Health Trust, a number of smaller private mineral leases and 115 Alaska state mining claims.

  The Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska, along the paved, all-weather Elliott Highway, the Trans-Alaska Pipeline Corridor, and the proposed Alaska natural gas pipeline route. The terminus of the Alaska State power grid lies approximately 80 kilometres to the south.

  Drilling at the project continues to expand the deposit, with the current estimated resource only representing a snapshot in time. The latest resource estimate (as at June 22, 2010) of 409 Mt at an average grade of 0.83 g/t gold (10.9Moz Indicated) and 94 Mt at an average grade of 0.79 g/t gold (2.4Moz Inferred), both at a 0.5 g/t gold cut-off grade, makes it one of the largest new gold discoveries in North America.

  The Core and Sunshine zones together account for most of the higher grade mineralization (Indicated Resources of 202 Mt at an average grade of 1.07 g/t gold and Inferred Resources of 40 Mt at an average grade of 1.06g/t gold, based on a cut-off grade of 0.70 g/t gold) and will form the basis for starter pit design work.

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  Ongoing metallurgical studies are focused on the potential use of milling with a flotation-gravity circuit, which has returned initial recoveries to a concentrate of 89%, offering a significant potential for operational and capital cost savings. Test data for conventional whole ore milling with a gravity- CIL system produced initial recoveries of 76% (See NR10-19). Optimization work is ongoing for these processing alternatives, as they have potential to make significant positive impacts on project economics.

  The geometry of the currently defined shallowly dipping, outcropping deposit has a low strip ratio amenable to low cost open pit mining which could support a high production rate and economies of scale.

  No major permitting hurdles have been identified to date.

Geological Overview

The Livengood Deposit is hosted in a thrust-interleaved sequence of Proterozoic to Palaeozoic sedimentary and volcanic rocks. Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack. Primary ore controls are a combination of favourable lithologies and crosscutting structural zones. In areas distal to the main structural zones, the selective development of disseminated mineralization in favourable host rocks is the main ore control. Within the primary structural corridors, all lithologies can be pervasively altered and mineralized. Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit. Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to dilatant movement on structures of the original fold-thrust architecture during post-thrusting relaxation, and 2) steep NW trending linear zones which focus the higher-grade mineralization which cuts across all lithologic boundaries. The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

The surface gold geochemical anomaly at Livengood covers an area 6 kilometres long by 2 kilometres wide, of which approximately half has been explored by drilling to date. Surface exploration is ongoing as new targets are being developed to the northeast and west of the known deposit.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release and has approved the disclosure herein. Mr. Pontius is not independent of ITH, as he is the CEO and holds common shares and incentive stock options.

Development work at the Livengood Project is directed by Carl E. Brechtel (Colorado PE 23212, Nevada PE 8744), who is a qualified person as defined by National Instrument 43-101. He is a member of AusIMM and SAIMM. Mr. Brechtel is not independent of ITH, as he is the President and COO and holds incentive stock options.

The work program at Livengood was designed and is supervised by Chris Puchner, Chief Geologist (CPG 07048) of the Company, who is responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core. Duplicate reverse circulation drill samples are collected with one split sent for analysis. Representative chips are retained for geological logging. On-site personnel at the project log and track all samples prior to sealing and shipping. All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Reno, Nevada or Vancouver, B.C. for assay. ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples Quality control is further assured by the use of international and in-house standards. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

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About International Tower Hill Mines Ltd.

International Tower Hill Mines controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska. ITH is focused on the rapid advancement of the project into a compelling potential development project in 2011 while it continues to expand its current resource and explore its 145 km2 district for new deposits.

On behalf of
International Tower Hill Mines Ltd.
(signed) Jeffrey A. Pontius
Jeffrey A. Pontius,
Chief Executive Officer

Contact Information:	Shirley Zhou, Vice-President - Corporate Communications
E-mail: szhou@ithmines.com
Phone: 1-888-770-7488 (toll free) or (604) 638-3247/Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, the completion of a pre-feasibility study at Livengood, the potential for a production decision to be made at Livengood, the potential commencement of any development of a mine at Livengood following a production decision, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

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United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.